PRESS RELEASE

Empresa de Energía del Cono Sur S.A. and South American Energy LLP Announce Completion of Tender Offer for Class B Shares, including Class B Shares represented by ADSs, of Empresa Distribuidora y Comercializadora Norte S.A.

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New York, NY, December 14, 2021 — Empresa de Energía del Cono Sur S.A. (“Edelcos”) and South American Energy LLP (“SAE”, and together with Edelcos, the “Bidders”), announced today the completion of their previously announced all-cash tender offer in the U.S. (the “U.S. Offer”) for all outstanding Class B Shares, including Class B Shares represented by American Depositary Shares (each representing rights to 20 Class B Shares), held by U.S. holders of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), which expired at 5:00 p.m., New York City time (the “Expiration Time”), on December 13, 2021 (the “Expiration Date”). The U.S. Offer was made in conjunction with an offer by Edelcos in Argentina (the “Argentine Offer” and, together with the U.S. Offer, the “Offers”). The Argentine Offer expired at 3:00 p.m. Buenos Aires Time on December 13, 2021.

Based on the final count by Computershare Inc., the receiving agent for the U.S. Offer and Global Valores S.A., the Argentine Receiving Agent for the U.S. Offer, no Class B Shares were validly tendered and not withdrawn as of the Expiration Time on the Expiration Date. In addition, no Class B Shares were validly tendered into the Argentine Offer.

Additional Information

This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities.

Contact

Nicolas Mallo Huergo

c/o Maipú 1252, 12th floor,
City of Buenos Aires, (CP1006),
Argentina